Exhibit 99.1

One and One Green Technologies. INC Announces Pricing of Initial
Public Offering and Listing on the Nasdaq Capital Market

San Rafael, Bulacan, Philippines, Oct. 09, 2025 (GLOBE NEWSWIRE) -- One and one Green Technologies. INC (the “Company”) (NASDAQ: YDDL), a waste materials and scrap metal recycling company in the Philippines, today announced the pricing of its initial public offering (the “Offering”) of 2,000,000 class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), at a public offering price of $5.00 per Class A Ordinary Share, for total gross proceeds of $10,000,000 before deducting underwriting discounts and other related expenses. The Company has granted a 30-day option to the underwriters to purchase up to 300,000 additional Class A Ordinary Shares solely to cover over-allotments, if any. All of the Class A Ordinary Shares are being offered by the Company.

The Class A Ordinary Shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on October 9, 2025, under the ticker symbol “YDDL.” The Offering is expected to close on October 10, 2025, subject to the satisfaction of customary closing conditions.

The Offering is being conducted on a firm commitment basis. Cathay Securities, Inc. is acting as the sole underwriter for the Offering. Ortoli Rosenstadt LLP is acting as U.S. securities counsel to the Company, and Hunter Taubman Fischer & Li LLC is acting as U.S. securities counsel to the Underwriters, in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333- 284375), as amended, and was declared effective by the SEC on September 29, 2025. The Offering is being made only by means of a prospectus, forming a part of the registration statement. A final prospectus relating to the Offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus relating to this Offering, when available, may be obtained from Cathay Securities, Inc., 40 Wall St, Suite 3600, New York, NY 10005, Telephone: +1 (855) 939-3888; Email: service@cathaysecurities.com.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About One and one Green Technologies. INC

One and one Green Technologies. INC (“One and one”) is a waste materials and scrap metal recycling company headquartered in the Philippines. Through its operating entities, Yoda Metal and Craft Trading and Services Corp. and DL Metal Corporation, One and one engages in the recycling, production, and trading of scrap metals.

The Company’s capabilities are underscored by its government-issued license to import hazardous waste as raw materials into the Philippines and its permitted annual processing capacity of approximately 300,000 tons. One and one processes raw materials into high-value products including copper alloy ingots, aluminum scraps, and plastic beads, providing economical and flexible solutions to the challenges of electronic waste, metal scrap, and industrial recycling.

One and one has developed environmentally friendly technologies that set it apart in the industry, including an exhaust gas recirculation system that has been regularly approved by the Environmental Management Bureau of the Philippines. This system enhances efficiency while reducing contamination, allowing recovery of metals from emissions and ensuring compliance with stringent environmental standards. One and one intends to expand its sourcing of raw materials from Japan and South Korea and broaden its presence across Southeast Asia and other international markets.

For more information, please visit our website at www.onepgti.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its common stock on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations Contact:

Matthew Abenante, IRC
President
Strategic Investor Relations, LLC
Tel: 347-947-2093
Email: matthew@strategic-ir.com